Mail Stop 3561



								August 23, 2005



Mark Poulsen, Chief Executive Officer
Fit for Business International, Inc.
3155 E. Patrick Lane
Suite 1
Las Vegas, Nevada 89120

		RE:	Fit for Business International, Inc.
			Registration Statement on Form SB-2
			File No. 333-122176
			Amendment Filed: August 1, 2005

Dear Mr. Poulsen:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. Please relocate the dealer prospectus delivery obligation to either the inside front or outside back cover page of the prospectus as required by Item 502 of Regulation S-B.


Risk Factors, page 8
2. We reissue prior comment 9. Risk factor 9 continues to be too detailed for the risk factors section, as it currently is one page in length. The risk factor should briefly describe the risk. More detailed disclosure should be relocated to the business section.

Management`s Discussion and Analysis, page 19
3. Discuss in the overview your going concern and the risk this may have upon your business if you are unable to raise a significant amount of proceeds in this offering.
4. Please add disclosure when comparing the results of operations to discuss the Australian currency translation and the total comprehensive loss.
5. Disclose your current cash balance as of the most recent practicable date.
6. Disclosure on page 24 indicates that you believe you have sufficient funds to operate "until the end of September 2005, with additional funds anticipated from the performance of agreements that we have entered into with our current customers." Please expand the disclosure relating to these agreements and file the contracts as material exhibits.
7. Disclose the date you entered into the agreements with Fort
Street
Equity that you disclose is evidenced by two promissory notes. Also, disclose the material terms of the agreements. We may have further comment.

Plan of Operation, page 25
8. We note the disclosure that your plan of operation is highly dependent on the proceeds raised in this offering and that the disclosure in this section assumes you raise the full $4 million. Since there is no minimum to this offering and since the concurrent offering by selling shareholders will likely result in your being unable to raise the maximum offering amount, please revise the disclosure in this section to discuss in greater detail your specific plan of operation if you are unable to raise the maximum amount in this offering and if you raise nominal funds in this offering. We may have further comment.
9. With respect to our previous comment 27, we note your response. We reiterate our request for you to disclose in the document the reason the plan of operations has been delayed by three months.


Business, Our Company, page 33
10. We reissue a portion of our prior comment 42. In disclosing the material terms of the exchange agreement, state whether any finders` fees were paid or whether any compensation was paid, directly or indirectly.
11. We note the disclosure on page 36 regarding the benefits for corporations and individuals undertaking your programs. Please clearly state immediately following this disclosure that you have not conducted any studies to determine the efficacy of your program and there is no guarantee your program will provide these benefits.
12. We reissue prior comment 50. It appears LR Global is a major customer, having accounted for 74% of revenues for the nine months ended March 31, 2005. Please disclose any customers accounting for
10% or more of revenues in the last fiscal year or the interim period. Add a risk factor.
13. Update the discussion of your employees, independent account executives and customer service representatives as of the most recent practicable date.

Principal Stockholders,
14. Please revise the percent of class including the preferred stock.
It appears that including the preferred stock, Mark Poulsen owns 89.99% of the common stock outstanding.
15. We note footnote 6. You should only include the shares of common stock underlying options for the individual(s) owning options. See
Instruction 3 to Item 403 of Regulation S-B.

Certain Relationships and Related Transactions, page 65
16. We reissue our prior comment. In light of your response to comment 79 in our letter of May 25, 2005, explain why you continue to disclose Mr. Poulsen`s reliance on the exemption from registration contained in section 4(2).
17. Please disclose the total amount loaned from the related parties and loaned to the related parties for the past two years, in addition to stating the current balance. Also, please explain the loans from the company to Mark Poulsen and Associates and Kamaneal Investments
Pty. Ltd.




Financial Statements
Note 1 - Basis of Presentation and Organization
Revenue Recognition, page F-8
18. With respect to our prior comment 66, please explain to the staff why management believes the personal guarantees provide a "high degree" of collectibility of the remaining payment. Tell us why the debtor has not met its obligations under the contractual arrangement, provide the likelihood that the debtor will do so as of the latest deadline and the expected source of payment (e.g., operations, sale of securities, etc.), indicate whether there has been another extension of the deadline, provide the basis for your conclusion that the personal guarantees are reliable (e.g., have you assessed the financial statements and other pertinent info of the guarantors), indicate whether the guarantors have other guarantees that might be subject to pursuit by other creditors, provide a description of your policies and practices for pursuing guarantees, the enforceability and scope of the guarantees in Australia, and whether it would be cost-beneficial for you to pursue the guarantee given your own working capital insufficiencies. We may have further comment upon review of your response.
19. SAB Topic 13.B.1. requires expanded disclosure in Management`s Discussion and Analysis and Note 8 concerning your analysis of the collectibility of this receivable. Please revise to address the points raised in our previous comment.
20. With respect to our prior comment 67, we note your revisions. We reiterate our request for you to delete the boilerplate disclosure that discusses the revenue recognition criteria per SAB 104.
Also,
we note your revised disclosure related to your revenue generating activities. Please continue your revisions by disclosing how and when you meet the four criteria for recognizing revenue for each of the company`s revenue generating activities.

Note 8 - License Agreement, page F-18
21. With respect to our prior comment 69, we note your response. We reiterate our request for you to revise this footnote as well as Management`s Discussion & Analysis to disclose the reason for the 500,000 share transfer from Mark Poulsen to LR Global in 2004 and the reasons for excluding it from the financial statements.

Consent of Independent Accountants
22. The consent refers to the auditors report included in the Form
S-
2. In your next amendment, please ask that the auditors reference the Form SB-2 and not a Form S-2.


Financial Statement Updating
23. Revise the registration statement to include audited financial statements as of and for the years ended June 30, 2005 and 2004.

Part II - Information Not Required in Prospectus

Recent Sales of Unregistered Securities
24. We reissue a portion of our prior comment 71. For the September
20, 2004 transactions, disclose the date(s) the convertible notes were issued.

Exhibits
Legality Opinion
25. Please correct the reference to the number of shares being registered for resale on behalf of selling shareholders. The correct number should be 1,784,000 shares.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Pam Howell, who supervised the review of your filing, at (202)
551-3357.


      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:	Richard Anslow, Esq.
	732-577-1188










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Mark Poulsen
Fit For Business International, Inc.
August 23, 2005
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